

Mail Stop 4561

January 28, 2010

Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re:** **Activision Blizzard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-15839**

Dear Mr. Tippl:

We have reviewed your response letter dated November 19, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 4, 2009.

1. In telephone calls with us, you have indicated that the *Burning Crusade* Expansion Pack deliverable is software included on a CD (the "Expansion Pack Software"). In order to help us understand why you believe immediate recognition of the consideration paid for the Expansion Pack Software is appropriate, please address the following:

    a. Please analyze the Expansion Pack Software in the context of EITF 00-3. In our telephone calls, you have indicated that the customer's access to the functionality of the Expansion Pack Software is dependent on proprietary software hosted on Activision's computer servers. That is, it is not feasible for the customer to either run the Expansion Pack Software on its own hardware or contract with another party unrelated to Activision to host the Expansion Pack Software. In these circumstances, and as part of your analysis, please help us understand why the sale of the Expansion Pack Software is not considered a service arrangement, in accordance with EITF

Thomas Tippl
Activision Blizzard, Inc.
January 28, 2010
Page 2

00-3, paragraph 5, for which revenue should be deferred and recognized over the period Activision provides such service.

b. Please analyze the Expansion Pack Software in the context of SOP 97-2 if, in response to a. above, you conclude that the Expansion Pack Software is not a service arrangement. Please address, but do not limit your analysis to, paragraph 13, which states in part, "…the delivery of an element is considered not to have occurred if there are undelivered elements that are essential to the functionality of the delivered element, because the customer would not have full use of the delivered element."

c. If you do not believe the Expansion Pack Software is subject to SOP 97-2 pursuant to your discussion of point b above, and you do not believe it represents an integral component of a hosted service pursuant to EITF 00-3, please identify and describe what you consider the Expansion Pack deliverable to be. Please describe how you considered the guidance in SAB Topic 13.A.3.f in determining when delivery has occurred and the earnings process has culminated for the sale of the Expansion Pack Software. In this regard, we note in your response letter dated November 19, 2009 that you "…believe that evaluating the interdependent nature of functionality of a product is an important factor when considering the deliverables in a multiple element arrangement, and the delivery criterion and the earnings process for separate units of accounting." You further state, "[t]he subscriber can use the expansion pack software for its intended purpose only by continuing their subscription over an extended period to complete the additional levels of the game." Please help us understand why immediate recognition is appropriate when as you indicate the customer's ability to use the Expansion Pack Software can only occur through Activision's direct and continuous involvement.

d. Please analyze for us why you believe no portion of the one-time upfront $40 fee paid for the Burning Crusade expansion pack was required to be deferred given the Company's practice of providing when-and-if-available upgrades and enhancements that specifically benefit hosted Burning Crusade expansion pack subscribers but do not benefit other subscribers. Please note that we are unable to reconcile with the transaction economics the suggestion made in our most recent telephone call that consideration for when-and-if-available deliverables for expansion pack gaming levels, such as levels 61-70 for the Burning Crusade expansion pack, can be considered included in the preexisting $15 monthly subscription fee. We understand that a base subscriber pays $15 per month for both access to hosted game levels 1-60 and when-and-if-available deliverables related to hosted game levels 1-60. We also understand that a Burning Crusade expansion pack subscriber pays a one-time upfront $40 fee plus the ongoing $15 per month for access to hosted game levels 1-60, when-and-if-available deliverables related to hosted game levels 1-60, hosted expansion pack game levels 61-70, and when-and-if-available deliverables for hosted expansion pack game levels 61-70. In these circumstances, the transaction economics appear to indicate that the incremental consideration paid by an expansion pack subscriber over the amount paid by a base subscriber for the ongoing incremental benefits of being an Expansion Pack subscriber are embedded in the upfront fee, since no additional monthly fee is charged beyond that paid by a basic subscriber. Namely, any additional consideration for hosting expansion pack game levels 61-70 and providing when-and-if-available deliverables that specifically benefit the hosted expansion pack game levels 61-70 appears to be embedded in the nonrefundable upfront fee for the Expansion Pack itself. In contrast, your analysis in our most recent telephone call appears to suggest that the incremental value associated with the ongoing hosting of levels 61-70 and delivery of upgrades and enhancements related to those additional levels is zero, which does not seem consistent with the economics as described.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406, if you have questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief